Filed pursuant to Rule 433
Registration Statement No. 333-140456

Absolute Return Trigger Note Linked to the S&P 500® Index
January 25, 2008

Final Terms

Issuer:	Eksportfinans ASA

Underlying Index:	S&P 500® Index (Bloomberg Ticker “SPX”)

Specified Currency:	United States Dollars (USD)

Face Amount:	Each note will have a face amount equal to $1,000; $79,027,000 in the aggregate for all the offered notes

We may decide to sell additional notes after the Trade Date but prior to the Settlement Date at an issue price (and underwriting discount and net proceeds) that differs from the Original Issue Price.

Issue Price:	100% of face amount

Denominations:	$1,000, and integral multiples of $1,000 in excess thereof

Trade Date:	January 25, 2008

Settlement Date:	February 8, 2008

Stated Maturity Date:	May 1, 2009, and if not a business day, subject to postponement to the first business day immediately following such date

Determination Date:	April 17, 2009, unless postponed for up to five business days due to a market disruption event

Initial Index Level:	1365.47

Final Index Level:	The closing level of the Underlying Index on the Determination Date

Trigger One:	1650.124 (approximately 120.85% of the Initial Index Level)

Trigger Two:	1124.906 (approximately 82.38% of the Initial Index Level)

Index Return:	The result of(1) the Final Index Level minus the Initial Index Level divided by(2) the Initial Index Level, expressed as a percentage

Absolute Index Return:	The absolute value of the Index Return, expressed as a percentage

Payment Amount:	On the Stated Maturity Date, you will receive an amount in cash per note equal to:

If the underlier level never trades above trigger one and never trades below trigger two at any point in time during any trading day within the Measurement Period, then
Face amount * (100% + Absolute Index Return)

If the underlier level trades above trigger one or trades below trigger two at any point in time during any trading day within the Measurement Period, then Face amount

Measurement Period:	With respect to any Trigger, any trading day from but not including the Trade Date up to and including the Determination Date

No Listing:	The notes will not be listed on any securities exchange or interdealer market quotation system

Calculation agent:	Goldman, Sachs & Co.

CUSIP:	282645746

Disclaimers

“Standard & Poor’s®”, “S&P®”, and “S&P 500®” are registered trademarks of The McGraw-Hill Companies, Inc. and are licensed for use by Goldman, Sachs & Co. and its affiliates. The notes are not sponsored, endorsed, sold or promoted by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. and Standard & Poor’s makes no representation regarding the advisability of investing in the notes. The pricing supplement will contain a more detailed description of the limited relationship Standard & Poor’s® has with Goldman, Sachs & Co. and these securities. The foregoing in no way modifies or limits any disclaimers or limitations of liability that the issuer may make to prospective or actual purchasers or holders of these securities.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-471-2526.

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